Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2018 Financial Results

KFAR SAVA, Israel, April 30, 2018 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2018.

Financial Results

Revenues for the first quarter of 2018 totalled $29.5 million, up 16% compared with $25.3 million in the first quarter of 2017.

On a GAAP basis, net loss for the quarter totalled $1.4 million, or $(0.19) per share (basic and diluted), compared with net income of $2.6 million, or $0.35 per share (basic and diluted), for the first quarter of 2017. The loss derives from the Company’s recording of a $5 million write-off related to the program aborted by its top-10 cloud customer.

On a non-GAAP basis (as described and reconciled below), non-GAAP net income for the period totalled $4.3 million, or $0.56 per diluted share ($0.57 per basic share), up 12% compared with $3.9 million, or $0.52 per share (basic and diluted), in the first quarter of 2017.

Guidance for the Second Quarter

Management projects that revenues for the second quarter of 2018 will total $27 to $28 million.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “During the first quarter, we were disappointed that our top-10 Cloud client aborted the massive program that promised to be such a large revenue generator for us. While this reality presents us with short-term operational and growth-related challenges, our growth strategy remains intact. This is well demonstrated by the major win that we announced today with a Tier 1 US telco. We believe that this strategy will continue to generate more design wins and lead to new engagements which, over time, will compensate for the loss of the Cloud deal.”

Mr. Orbach continued, “In fact, we are very excited by this new SD-WAN-related win, which, together with other important new developments, demonstrates the fundamental resilience of our growth model. In addition to this new win, during the quarter, we also achieved a new Cyber Security Design Win, another major NFV-related Virtual CPE (vCPE) Design Win from another major telco is around the corner and additional similar opportunities are accumulating.  Since each of these telco-related deals is expected to ramp to tens of millions of dollars per year, winning any combination will have a significant positive impact on our revenues and profits. The response that we are receiving from these global giants confirms that they view us as a strategic ‘performance partner’ that brings the products, development capabilities and support they need to cope with today’s challenging high-speed, high-volume, connectivity demands.”

Mr. Orbach concluded, “Our sales generation engine is running smoothly and our pipeline is becoming deeper and longer by the day. With a winning value proposition, major new wins expected for both the near-term and the long-term and endless opportunities, we expect to return to strong growth once the new wins that we project outpace the cancelled Cloud deal.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800-917-5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2018	2017

Assets

Current assets
Cash and cash equivalents	$28,465	$17,021
Marketable securities	-	7,752
Accounts receivables: Trade, net	37,376	41,367
Accounts receivables: Other	4,198	5,823
Inventories	49,502	51,487
Total current assets	119,541	123,450

Marketable securities	12,037	5,945
Assets held for employees’ severance benefits	1,570	1,591
Deferred tax assets	950	899
Property, plant and equipment, net	3,697	4,121
Intangible assets, net	906	1,047
Goodwill	25,561	25,561

Total assets	$164,262	$162,614

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$15,293	$12,629
Other accounts payable and accrued expenses	6,428	6,420

Total current liabilities	21,721	19,049

Liability for employees’ severance benefits	2,702	2,765

Total liabilities	24,423	21,814

Shareholders' equity
Ordinary shares and additional paid-in capital	52,409	51,931
Treasury shares	(38)	(38)
Retained earnings	87,468	88,907
Total shareholders' equity	139,839	140,800

Total liabilities and shareholders' equity	$164,262	$162,614

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2018	2017
Sales	$29,522	$25,342
Cost of sales	24,972	15,757
Gross profit	4,550	9,585

Research and development expenses	3,431	3,514
Selling and marketing expenses	1,536	1,642
General and administrative expenses	907	1,189
Total operating expenses	5,874	6,345

Operating income (loss)	(1,324)	3,240

Financial income, net	284	30
Income (Loss) before income taxes	(1,040)	3,270
Income taxes	399	673
Net income (loss)	$(1,439)	$2,597

Basic income (loss) per ordinary share (US$)	$(0.19)	$0.35

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,550	7,382

Diluted income (loss) per ordinary share (US$)	$(0.19)	$0.35

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,703	7,499

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2018	2017

GAAP gross profit	$4,550	$9,585
(1) Share-based compensation (*)	59	93
(2) Discontinued project-related write-offs	4,985	-
Non-GAAP gross profit	$9,594	$9,678

GAAP operating income (loss)	$(1,324)	$3,240
Gross profit adjustments	5,044	93
(1) Share-based compensation (*)	401	668
(2) Discontinued project-related write-offs	13	-
(3) Amortization of acquired intangible assets	303	476
(4) Changes in the fair value of contingent consideration	-	58
Non-GAAP operating income	$4,437	$4,535

GAAP net income (loss)	$(1,439)	$2,597
Operating income adjustments	5,761	1,295
(5) Taxes on amortization of acquired intangible assets	8	(26)
Non-GAAP net income	$4,330	$3,866

GAAP net income (loss)	$(1,439)	$2,597
Adjustments for Non-GAAP cost of sales	5,044	93
Adjustments for Non-GAAP Research and development expenses	350	542
Adjustments for Non-GAAP Selling and marketing expenses	228	348
Adjustments for Non-GAAP General and administrative expenses	139	312
Adjustments for Non-GAAP Income taxes	8	(26)
Non-GAAP net income	$4,330	$3,866

GAAP basic income (loss) per ordinary share (US$)	$(0.19)	$0.35
(1) Share-based compensation (*)	0.06	0.10
(2) Discontinued project-related write-offs	0.66	-
(3-5) Acquisition-related adjustments	0.04	0.07
Non-GAAP basic income per ordinary share (US$)	$0.57	$0.52

GAAP diluted income (loss) per ordinary share (US$)	$(0.19)	$0.35
(1) Share-based compensation (*)	0.06	0.10
(2) Discontinued project-related write-offs	0.65	-
(3-5) Acquisition-related adjustments	0.04	0.07
Non-GAAP diluted income per ordinary share (US$)	$0.56	$0.52

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))